Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED FEBRUARY 13, 2017

TO THE PROSPECTUS DATED OCTOBER 17, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated October 17, 2016 (the “Prospectus”), as previously supplemented by Supplement No. 1 dated November 14, 2016, Supplement No. 2 dated January 4, 2017 and Supplement No. 3 dated January 23, 2017. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2017;

•	to disclose the calculation of our January 31, 2017 net asset value (“NAV”) per share for our Class S shares and Class I shares;

•	to provide an update on the status of our current public offering; and

•	to update the Prospectus.

March 1, 2017 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2017 (and repurchases as of February 28, 2017) is as follows:

Transaction Price (per share)
Class T	$10.01
Class S	$10.00
Class D	$10.01
Class I	$10.01

The transaction price for each of our Class S and Class I shares is equal to such class’s NAV per share as of January 31, 2017. A detailed presentation of the NAV per share is set forth below. No transactions have occurred since the end of the prior month that would have a material impact on our NAV per share.

As of January 31, 2017, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of January 31, 2017 before assessing stockholder servicing fees for the month of January 2017.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2017 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.bxreit.com and is made available on our toll-free, automated telephone line at (844)-702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. As of January 31, 2017, our sole property has been appraised in accordance with our valuation guidelines and such appraisal was reviewed by our independent valuation advisor.

The following tables provide a breakdown of the major components of our total NAV and NAV per share as of January 31, 2017 ($ and shares in thousands, except per share data):

Components of NAV	January 31, 2017
Investment in real property	$33,126
Investment in real estate-related property	9,535
Cash and cash equivalents	310,533
Other assets	288
Debt Obligations	—
Accrued stockholder servicing fees(1)	(168)
Other liabilities	(74,435)

Monthly NAV	$278,879

Number of outstanding shares	27,886

(1)	Accrued stockholder servicing fees only apply to Class S shares.

NAV Per Share	Class S Shares	Class I Shares	Total
Monthly NAV	$237,626	$41,253	$278,879
Number of outstanding shares	23,763	4,123	27,886

NAV Per Share	10.00	10.01

As of January 31, 2017, we have not sold any Class T shares or Class D shares.

The breakdown of our total NAV and NAV per share as of December 31, 2016 is not available because we had not yet broken escrow for our offering as of such date.

Status of our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission a maximum of $5,000,000,000 in shares of common stock in an ongoing offering (the “Offering”). As of February 13, 2017, we had issued and sold 36,176,383 shares of our common stock (consisting of 30,741,533 Class S shares and 5,434,850 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Distributions

The first paragraph under “Description of Capital Stock—Distribution Policy” is hereby amended by replacing such paragraph in its entirety with the paragraph below.

“We intend to declare monthly distributions based on record dates established by our board of directors and to pay such distributions on a monthly basis commencing in April 2017. Our distribution policy will be set by our board of directors and is subject to change based on available cash flows. We cannot guarantee the amount of distributions paid, if any. You will not be entitled to receive a distribution if your shares are repurchased prior to the applicable time of the record date. In connection with a distribution to our stockholders, our board of directors approves a monthly distribution for a certain dollar amount per share for each class of our common stock.”

The first sentence under “Prospectus Summary—Will I receive distributions and how often?” is hereby amended by replacing such paragraph in its entirety with the paragraph below.

“We intend to declare monthly distributions based on record dates established by our board of directors and to pay such distributions on a monthly basis commencing in April 2017.”

The title of line item D. in the table under “Compensation—Performance Participation Allocation Example” is hereby amended by replacing such title in its entirety with the below.

“Distributions paid (in twelve equal monthly installments).”

Dealer Stockholder Servicing Fees and Advisor Stockholder Servicing Fees for Class T Shares

The first sentence of the second paragraph under “Description of Capital Stock—Class T Shares” is hereby amended by replacing such sentence in its entirety with the sentences below. Corresponding amendments are hereby made to the amounts of the advisor stockholder servicing fee and dealer stockholder servicing fee for Class T shares on the Prospectus cover page, “Prospectus Summary,” “Estimated Use of Proceeds,” “Compensation” and “Plan of Distribution—Underwriting Compensation.”

“We will pay the Dealer Manager selling commissions over time as a stockholder servicing fee with respect to our outstanding Class T shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares. For each Class T share, this stockholder servicing fee will consist of an advisor stockholder servicing fee and a dealer stockholder servicing fee. We expect that generally the advisor stockholder servicing fee will equal 0.65% per annum and the dealer stockholder servicing fee will equal 0.20% per annum, of the aggregate NAV for each Class T share. However, with respect to certain Class T shares, the advisor servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares.”

Reallowance of Stockholders Servicing Fees

The second sentence of the second paragraph under “Plan of Distribution—Stockholder Servicing Fees—Class T, Class S and Class D Shares” is hereby amended by replacing such sentence in its entirety with the sentence below. Corresponding amendments are hereby made to the reallowance (payment) of stockholder servicing fees in “Prospectus Summary,” “Compensation,” “Description of Capital Stock—Common Stock” and “Plan of Distribution—Underwriting Compensation—Limitations on Underwriting Compensation.”

“The Dealer Manager will reallow (pay) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.”

Volume Discounts

The second paragraph of “Plan of Distribution—Upfront Selling Commissions and Dealer Manager Fees” is hereby amended by replacing such paragraph in its entirety with the below.

“Investors who purchase $150,000 or more in Class T or Class S shares from the same broker-dealer, whether in a single purchase or as the result of multiple purchases, may be eligible, depending on the policies of their participating broker-dealer, for volume discounts on the upfront selling commissions. The Dealer Manager and any participating broker-dealers that offer volume discounts to their clients and their registered representatives will be responsible for implementing the volume discounts. The net offering proceeds we receive will not be affected by any reduction of upfront selling commissions. Certain participating broker-dealers may elect not to offer volume discounts to their clients.”

Dividend Reinvestment Plan

The second and third sentences under “Prospectus Summary—May I reinvestment my cash distributions in additional shares” and the first two sentences under “Description of Capital Stock—Distribution Reinvestment Plan” are each hereby amended by replacing such sentences in their entirety with the sentences below.

“We have adopted a distribution reinvestment plan whereby stockholders (other than Maine, Maryland, New Jersey and Ohio investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Maine, Maryland, New Jersey and Ohio investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock.”

Sections 1 and 3 of the Distribution Reinvestment Plan in Appendix B of the Prospectus are hereby amended by replacing such sections in their entirety with the corresponding sections below.

“1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who (i) purchase Class T shares, Class S shares, Class D shares or Class I shares of the Company’s common stock (collectively the “Shares”) pursuant to the Company’s continuous public offering (the “Offering”), or (ii) purchase Shares pursuant to any future offering of the Company (a “Future Offering”), and who do not opt out of participating in the Plan (or, in the case of Maine, Maryland, New Jersey and Ohio investors and clients of participating broker-dealers that do not permit automatic enrollment in the Plan, who opt to participate in the Plan) (the “Participants”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each Participant and attributable to the class of Shares purchased by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Participant.”

* * *

“3. Procedure for Participation. Any Stockholder (unless such Stockholders is a resident of Maine, Maryland, New Jersey or Ohio or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan) who has received a Prospectus, as contained in the Company’s registration statement filed with the Securities and Exchange Commission (the “SEC”), will automatically become a Participant unless they elect not to become a Participant by noting such election on their subscription agreement. Any Stockholder who is a resident of Maine, Maryland, New Jersey or Ohio or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan who has received a Prospectus, as contained in the Company’s registration statement filed with the SEC, will become a Participant if they elect to become a Participant by noting such election on their subscription agreement. If any Stockholder initially elects not to be a Participant, they may later become a Participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for the Offering or any soliciting dealer participating in the distribution of Shares for the Offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.”

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